Insured: LOCORR INVESTMENT TRUST   Date: February 27, 2020

Producer: MAURY, DONNELLY & PARR, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
         WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
March 1, 2019	70437114	Policy Extension		$ 771 A/P
To				
June 1, 2020				
20% Commission				
			TOTAL	$ 771 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 12

Bond Number: 70437114

NAME OF ASSURED: LOCORR INVESTMENT TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from 12:01 a.m. on   March 1, 2019
                                              to 12:01 a.m. on   June 1, 2020

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2020   By _____
                                                                                Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

Approval of Fidelity Bond Renewal

WHEREAS, the Board of Trustees of the Trust, including all of the independent trustees, has determined that it is in the best interests of the Trust to renew fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, as amended;

NOW, THEREFORE, IT IS RESOLVED, that the Trust's fidelity bond coverage be renewed with Chubb Group of Insurance Companies or a similar carrier in the minimum amount required by Rule 17g-1, or such greater amount determined advisable by the officers of the Trust, for an additional three-month term upon its expiration on March 1, 2020; and it is

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board (including all of the independent Trustees), including, but not limited to, the existing and projected value of the aggregate assets of the Trust to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Trust; and it is

FURTHER RESOLVED, that an officer of the Trust is designated as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

The premium for the LoCorr Investment Trust's fidelity bond covering the period March 1, 2020 to June 1, 2020 in the amount of $771 was paid in March 2020.